Exhibit 99.1

Eros International PLC to Propose Appointment of Rajeev Misra to Board of Directors at Annual General Meeting

London, UK – October 30, 2014: Eros International PLC (NYSE: EROS) (“Eros” or the “Company”), a leading global company in the Indian film entertainment industry, announced today that Mr. Rajeev Misra will be proposed as the Company’s candidate for election to its Board of Directors at the upcoming annual meeting of the shareholders. Mr. Misra will be replacing Mr. Michael Kirkwood, who will be retiring from the Board of Directors effective December 1, 2014.

Mr. Misra was recently appointed head of Strategic Finance for SoftBank group, effective November 3, 2014. Prior to this appointment, Mr. Misra was a Senior Managing Director at Fortress Investment Group where he was the head of European investments. Previously, he served as Group Managing Director for UBS in London and was responsible for leverage finance, global credit, commercial real estate and emerging markets. Mr. Misra also spent 17 years in various senior leadership roles at Deutsche Bank and Merrill Lynch.

“I am pleased to welcome Rajeev to the Eros Board of Directors. Rajeev is a seasoned executive who brings a wealth of business knowledge and experience to our board and his background and extensive leadership experience will make him a valuable asset to our team. We look forward to his many contributions as we continue to grow Eros,” said Kishore Lulla, Executive Chairman of Eros International Plc.

Mr. Misra holds an MBA from the Sloan School of Management at Massachusetts Institute of Technology and a Masters degree in Computer Science and Bachelor’s degree in Mechanical Engineering from the University of Pennsylvania.

Mr. Lulla continued, “I would also like to thank Michael Kirkwood for his many years of dedicated service and thoughtful contributions. His efforts have been invaluable to Eros, our Board and our shareholders and we wish him the best in his retirement.”

Mr. Kirkwood joined Eros’ Board of Directors in 2012 and served as an Independent Director. He recently retired from a 31-year career with Citigroup in 2008 where he was latterly UK Country Head. Michael is currently Chairman of Circle Holdings plc, a Board Member of AngloGold Ashanti Ltd. as well as a Senior Advisor (former Chairman) to Ondra Partners LLP. Michael Kirkwood added, “It has been an extraordinary journey in the past years of my association with Eros. The Company, the Board, and the Management have my most sincere good wishes for every success in the future.”

About Eros International Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International PLC has experience of over three decades in establishing a global platform for Indian cinema. The Company has an extensive and growing movie library comprising of over 2,300 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. For further information please visit: www.erosplc.com

Contacts:

Mark Carbeck

Chief Corporate and Strategy Officer

Eros International

mark.carbeck@erosintl.com

+44 207 258 9909

Media:

Sloane & Company

Whit Clay

212 446 1864

Email: wclay@sloanepr.com